UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

ONEOK, INC.

(Exact name of registrant as specified in its charter)

Oklahoma	001-13643	73-1520922
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 West Fifth Street

Tulsa, OK 74103

(918) 588-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share, of ONEOK, Inc.*

(Title of each class of securities covered by this Form)

Guarantees of each of the 6.875% Debentures due 2028; 6.00% Notes due 2035; 6.400% Senior Notes due 2037; 3.250% Senior Notes due 2030; 4.200% Senior Notes due 2042; 5.150% Senior Notes due 2043; 4.200% Senior Notes due 2045; 4.250% Senior Notes due 2046; 4.200% Senior Notes due 2047; 4.850% Senior Notes due 2049; 3.950% Senior Notes due 2050; 4.000% Notes due 2027; 4.550% Notes due 2028; 5.650% Notes due 2028; 4.350% Notes due 2029; 3.400% Notes due 2029; 4.400% Notes due 2029; 3.100% Notes due 2030; 5.800% Notes due 2030; 6.350% Notes due 2031; 4.750% Notes due 2031; 6.100% Notes due 2032; 4.950% Notes due 2032; 6.050% Notes due 2033; 5.050% Notes due 2034; 5.400% Notes due 2035; 4.950% Notes due 2047; 5.200% Notes due 2048; 4.450% Notes due 2049; 4.500% Notes due 2050; 7.150% Notes due 2051; 6.625% Notes due 2053; 5.700% Notes due 2054; 6.250% Notes due 2055; 5.850% Notes due 2064; 5.600% Senior Notes due 2044; 5.050% Senior Notes due 2045; 5.450% Senior Notes due 2047; 5.375% Senior Notes due 2029; 5.625% Senior Notes 2028; 6.500% Senior Notes due 2030; 5.650% Senior Notes due 2034; 6.650% Senior Notes due 2036; 6.850% Senior Notes due 2037; 6.125% Senior Notes due 2041 and 6.200% Senior Notes due 2043 issued by ONEOK, L.L.C.*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On September 10, 2026, ONEOK, Inc. (“Legacy ONEOK”) implemented a holding company reorganization in accordance with Section 1081.G of the Oklahoma General Corporation Act (the “Reorganization”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of September 9, 2026, among Legacy ONEOK, Falcon TopCo, Inc., an Oklahoma corporation and a direct, wholly owned subsidiary of Legacy ONEOK (“Falcon TopCo”), and Falcon Merger Sub, L.L.C., an Oklahoma limited liability company and a direct, wholly owned subsidiary of Falcon TopCo (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Legacy ONEOK merged with and into Merger Sub, with Merger Sub continuing as the surviving entity and a wholly owned subsidiary of Falcon TopCo (the “Merger”). In connection with the Merger, Falcon TopCo was renamed “ONEOK, Inc.” (“ONEOK”) and became the successor issuer to Legacy ONEOK, and Merger Sub was renamed “ONEOK, L.L.C.”. At the Effective Time (as defined in the Merger Agreement), each share of Legacy ONEOK’s common stock, par value $0.01 per share (“Legacy ONEOK Common Stock”), issued and outstanding immediately prior to the Effective Time was automatically converted into one share of ONEOK common stock, par value $0.01 per share (“ONEOK Common Stock”), having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as a share of Legacy ONEOK Common Stock immediately prior to consummation of the Reorganization. The Reorganization constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Legacy ONEOK under the Exchange Act and does not affect the reporting obligations of ONEOK, which is the successor to Legacy ONEOK under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ONEOK, INC.

Date: September 28, 2026	By:	/s/ Walter S. Hulse III
	Name:	Walter S. Hulse III
	Title:	Chief Financial Officer, Treasurer and Executive Vice President, Investor Relations and Corporate Development